February 9, 2009

Mail Stop 4561

By U.S. Mail and facsimile to (302) 385-3117

Martin F. Egan
Chief Financial Officer
The Bancorp, Inc.
409 Silverside Road
Wilmington, DE 19809

Re: The Bancorp, Inc.
**   Form 10-K for the period ended December 31, 2007**
**   Form 10-Q for the quarter ended September 30, 2008**
**   File No. 0-51018**

Dear Mr. Egan:

        We have reviewed your response dated January 28, 2009 to our comment letter dated December 31, 2008. Please provide us with the following additional information:

10-Q for the Period Ended September 30, 2008

Item 1. Financial Statements

Notes to the Consolidated Financial Statements

General

1.   We note that you have two primary revenue channels – interest income and stored value processing fees. Please tell us whether you believe the stored value processing channel meets the definition of an operating segment in accordance with paragraph 10 of SFAS 131. If so, tell us how you determined it did not meet the quantitative thresholds in paragraph 18 of SFAS 131 to qualify as a reportable segment. If you aggregate two operating segments into one reportable segment, tell us how you satisfied the aggregation criteria of paragraph 17 of SFAS 131.

Note 9. Goodwill and Other Identifiable Intangible Assets, page 13

2.   We note from your response to prior comment five from our letter dated December 31, 2008 that you are in the process of performing your annual impairment testing; however, you do not anticipate that any impairment will be recognized. In an effort to help us better understand your testing, please provide the additional details regarding impairment testing performed during the fourth quarter of 2008:

- provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;
- identify each reporting unit that was tested for impairment and discuss the specific technique used to determine unit fair value;
- tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results from the discounted cash flow model. In this regard, we note that paragraph 23 of SFAS 142 indicates that quoted market prices in active markets are the best evidence and should be used if available. Additionally, tell us whether management reconciled the fair values of the reporting units to the market capitalization of the company, and if so, the results of such testing; and
- identify specifically which reporting units, if any, required the second step of impairment testing and the results of such testing.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Non-performing Loans, page 24

3.   We note your response to prior comment two from our letter dated December 31, 2008. It appears the majority of your non-accrual loans at March 30, 2008 related to two loans totaling $6.5 million. Please tell us the nature of these loans (i.e. commercial, residential). Additionally, tell us how you measured impairment of these loans for each period during which they were on non-accrual status. Provide us with a table which separately presents your recorded investments in the loans, the methods used for measuring impairment and the amounts of impairment recorded (if any). If you use one of the practical expedients for measuring impairment as permitted (or required if foreclosure is probable) in paragraph 13 of SFAS 114, tell us how you determined the related loans qualify.

You may contact Dave Irving, Reviewing Accountant, at (202) 551-3321 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon M. Blume
Assistant Chief Accountant